                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.       )*

                     Murdock Communications Corporation
                  ----------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
                      ---------------------------------
                       (Title of Class of Securities)

                                  62647W108
                                  ---------
                               (CUSIP Number)


       Thomas J. Berthel              Copy to: Michael K. Denney
       100 Second Street S.E.                  Bradley & Riley, P.C.
       Cedar Rapids, Iowa 52407-4250           100 1st St. S.W.
       (319) 365-2506                          Cedar Rapids, IA 52404
                                               (319) 363-0101


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
               -------------------------------------------------

                                January 7, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                         (Continued on following pages)



Exhibit Index Appears on Page  17   .
                              ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY LEASING, INC.  42-1312639

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ----
                                                                         (b)
                                                                            ----

--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

                                        OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                   -------

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

                                                                      IOWA
--------------------------------------------------------------------------------

                                   (7) Sole Voting Power
                                                                      NONE

Number of                          ---------------------------------------------
Shares
Beneficially                       (8) Shared Voting Power
Owned by Each                                                         81,282
Reporting
Person With                        ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      NONE

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      81,282

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person    81,282

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    ------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)        1.9%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        CO
--------------------------------------------------------------------------------




                           Page       of       Pages
                                -----    -----

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY INVESTMENTS, INC.  42-1443035

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ----
                                                                         (b)
                                                                            ----

--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                   -----
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                      IOWA
--------------------------------------------------------------------------------

                                   (7) Sole Voting Power
                                                                      NONE

Number of                          ---------------------------------------------
Shares
Beneficially                       (8) Shared Voting Power
Owned by Each                                                         123,185
Reporting
Person With                        ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      NONE

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      123,185

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person   123,185

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 ------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          2.9%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                                 CO
--------------------------------------------------------------------------------



                           Page       of       Pages
                                ------   ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.  42-1029773

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ----
                                                                         (b)
                                                                            ----
--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     OO, WC

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                      IOWA
--------------------------------------------------------------------------------

                                   (7) Sole Voting Power
                                                                      NONE

Number of                          ---------------------------------------------
Shares
Beneficially                       (8) Shared Voting Power
Owned by Each                                                         32,458
Reporting
Person With                        ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      NONE

                                   ---------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      32,458

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     32,458

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   --------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)           .8%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                            CO
--------------------------------------------------------------------------------



                           Page       of       Pages
                                ------  ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T. J. BERTHEL INVESTMENT, L. P.  42-1423238
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ----
                                                                         (b)
                                                                            ----

--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                                OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                   -------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     IOWA
--------------------------------------------------------------------------------


                                   (7) Sole Voting Power
                                                                      NONE
Number of
Shares                             ---------------------------------------------
Beneficially
Owned by Each                      (8) Shared Voting Power
Reporting                                                             113,572
Person With
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      NONE

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      113,572

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person 113,572

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)           2.7%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        PN
--------------------------------------------------------------------------------



                           Page       of       Pages
                               -----    ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     T.J. BERTHEL ENTERPRISES, INC.  42-1337914
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ---
                                                                         (b)
                                                                            ---
--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                           OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                   ------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                      IOWA
--------------------------------------------------------------------------------


                                   (7) Sole Voting Power
                                                                      NONE
Number of
Shares                             ---------------------------------------------
Beneficially
Owned by Each                      (8) Shared Voting Power
Reporting                                                             113,572
Person With
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      NONE

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      113,572

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person   113,572

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   ------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          2.7%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        CO
--------------------------------------------------------------------------------



                           Page       of       Pages
                                ------  ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY  42-1254805
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ---
                                                                         (b)
                                                                            ---
--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     BK, OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                 ------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                      IOWA
--------------------------------------------------------------------------------


                                   (7) Sole Voting Power
                                                                      113,571
Number of
Shares                             ---------------------------------------------
Beneficially
Owned by Each                      (8) Shared Voting Power
Reporting                                                             350,497
Person With
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      113,571

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      350,497

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person     464,068

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                 ------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)           11.1%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        CO
--------------------------------------------------------------------------------



                           Page       of       Pages
                               ------    -----

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     THOMAS J. BERTHEL ###-##-####
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ----
                                                                         (b)
                                                                            ----
--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                        PF

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                   ------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                      IOWA
--------------------------------------------------------------------------------


                                   (7) Sole Voting Power
                                                                      8,763
Number of
Shares                             ---------------------------------------------
Beneficially
Owned by Each                      (8) Shared Voting Power
Reporting                                                             NONE
Person With
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      8,763

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      NONE

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person       8,763

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   ---------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          .3%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        IN
--------------------------------------------------------------------------------




                           Page       of       Pages
                                ------  ------

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     DEANNA BERTHEL 483 - 66 - 5277

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                            ----
                                                                         (b)
                                                                            ----

--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                         PF

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                    ----
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------

                                   (7) Sole Voting Power
                                                                       6,725
Number of
Shares                             ---------------------------------------------
Beneficially
Owned by Each                      (8) Shared Voting Power
Reporting                                                             NONE
Person With
                                   ---------------------------------------------

                                   (9) Sole Dispositive Power
                                                                      6,725

                                   --------------------------------------------

                                   (10) Shared Dispositive Power
                                                                      NONE

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person   6,725

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -------
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          .2%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                        IN
--------------------------------------------------------------------------------


                           Page       of       Pages
                               ------    -----

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the shares of Common Stock, no par value, of Murdock Communications Corporation, the Issuer. The Issuer's principal executive offices are located at 1112 29th St. S.W., Cedar Rapids, Iowa 52303.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed jointly by (a) Berthel Fisher & Company Leasing, Inc. ("Leasing"), (b) Berthel Fisher & Company Investments, Inc. ("Investments"), (c) Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), (d) T.J. Berthel Investment, L.P., an Iowa limited partnership ("Investment L.P."), (e) T.J. Berthel Enterprises, Inc. ("Enterprises"), (f) Berthel Fisher & Company ("BFC"), (g) Thomas J. Berthel ("Mr. Berthel"), and (h) Deanna Berthel ("Deanna"), individually and as custodian for Paige Berthel ("Paige") and Brandon Berthel ("Brandon"). Leasing, Investments, Financial Services, Investment L.P., Enterprises, BFC, Mr. Berthel and Deanna are referred to herein as the "Reporting Persons."

     Leasing is an Iowa corporation. Its principal business is the origination of leases and financing contracts. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 425 Second Street S.E., Cedar Rapids, Iowa, 52401. All of the common stock of Leasing is owned by BFC.

     Investments is an Iowa corporation. Its principal business is to hold equity investments that are acquired by BFC and subsidiaries of BFC. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 100 Second Street S.E., Cedar Rapids, Iowa, 52401. All of the common stock of Investments is owned by BFC.

     Financial Services is an Iowa corporation. Its principal business is stock brokerage. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 100 Second Street S.E., Cedar Rapids, Iowa, 52401. All of the common stock of Financial Services is owned by BFC.

     Investment L. P. was formed on July 1, 1992, as an Iowa limited partnership. The address of Investment L. P.'s principal business and principal office is 100 Second Street S.E., Cedar Rapids, Iowa, 52401. The business and purpose of Investment L. P. is to acquire, directly or indirectly, beneficial ownership of the outstanding securities of any class of securities of various companies, and to own and dispose of such securities. Enterprises is the general partner of Investment L. P.

     Enterprises is an Iowa corporation. Its principal business is to act as the sole general partner of Investment L. P. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 100 Second Street S.E., Cedar Rapids, Iowa, 52401. One-half of the common stock of Enterprises is owned by BFC and one-half is owned by Mr. Berthel.

     BFC is an Iowa corporation which is a holding company. BFC's principal place of business and its principal office are located at 100 Second Street S.E., Cedar Rapids, Iowa, 52401. All of the common stock of Leasing, Investments and Financial Services, and one-half of the common stock of Enterprises, is owned by BFC.

     Mr. Berthel, whose business address and principal place of business is 100 Second Street S.E., Cedar Rapids, IA 52401, is the C.E.O. and a director of Leasing, Investments,

                           Page       of       Pages
                                -----    -----

Financial Services and BFC. He is the President of Leasing, Enterprises and BFC. He is also a director of Enterprises. Mr. Berthel may be a controlling person of BFC. Mr. Berthel owns one-half of the common stock of Enterprises, and may be a controlling person of Enterprises.

     Deanna is the spouse of Mr. Berthel. Deanna is not employed outside the home. Her residential address is 44900 Oak Grove Road N.E. Cedar Rapids, Iowa 52402.

     Paige and Brandon are children of Mr. Berthel and Deanna. Deanna owns Common Stock of the Issuer as the custodian under gifts made pursuant to the Uniform Gifts to Minors Act for Paige and Brandon. Paige and Brandon are students. Their residential address is 44900 Oak Grove Road N.E. Cedar Rapids, Iowa 52402.

     Michael R. Valliere ("Mr. Valliere") and Mercantile Bank of Eastern Iowa, as Trustee of a self-directed profit sharing account owned by Von L. Elbert ("Mr. Elbert") own shares of Common Stock of the Issuer, but the Reporting Persons believe that neither Mr. Valliere nor Mr. Elbert are members of the group of Reporting Persons, and neither are included as Reporting Persons.

     In addition to Mr. Berthel, who is included as a Reporting Person, the executive officers and directors (herein referred to as "Other Officers and Directors") of Leasing, Investments, Financial Services, Enterprises and BFC, their addresses and their principal occupations are as follows:

           James D. Thorp, whose business address and principal place of business is 100 Second Street S.E., Cedar Rapids, IA 52401, is the President and a director of Investments and the Vice President Investment Banking and a director of Financial Services. He is also the Executive Vice President and a director of Enterprises and a director of BFC.

           Dwight E. Wheelan, whose business address and principal place of business is 100 Second Street S.E., Cedar Rapids, IA 52401, is the President and a director of Financial Services and a director of BFC.

           Fred P. Fisher, whose business address and principal place of business is 10875 Benson Drive, Suite 130, Overland Park, Kansas 66210, is the Executive Vice President and a director of Financial Services and BFC.

           Ronald O. Brendengen, whose business address and principal place of business is 100 Second Street S.E., Cedar Rapids, IA 52401, is the C.F.O., Treasurer and a director of Leasing, Investments, Financial Services and BFC. He is also the Vice President, Secretary, Treasurer and a director of Enterprises.

           Leslie D. Smith, whose business address and principal place of business is 100 Second Street S.E., Cedar Rapids, IA 52401, is the Secretary of Leasing, Investments, Financial Services and BFC. He is a director of Investments.

           Nancy L. Lowenberg, whose business address and principal place of business is 425 Second Street S.E., Cedar Rapids, IA 52401, is the C.O.O. and a Vice President of Leasing.


                           Page       of       Pages
                                -----    -----

           Greg Pugh, whose business address and principal place of business is 425 Second Street S.E., Cedar Rapids, IA 52401, is the Executive Vice President and a director of Leasing.

           Lynn Whiteman, whose business address and principal place of business is 425 Second Street S.E., Cedar Rapids, IA 52401, is Vice President Operations of Leasing.

           Steve J. Hogan, whose business address and principal place of business is 2750 First Avenue, N.E., Cedar Rapids, IA 52402, is C.E.O. of Electronic Exchange & Transfer Corporation, 2750 First Avenue, N.E., Cedar Rapids, IA 52402. Mr. Hogan serves as a director of Leasing.

           Emmett Schermann, whose home address is 702 Beaver Ridge Court, S.E., Cedar Rapids, IA 52403, is retired. He serves as a director of Leasing.

           Gary Rickels is a self-employed farmer whose home address and principal place of business is RR #1, Center Junction, IA, 52212. He serves as a director of BFC.

           Mr. Valliere, whose business address and principal place of business is 221 3rd St. S.E., Cedar Rapids, IA 52401, is an Enhanced Product Engineer for McLeod, Inc. He serves as a director of BFC.

           Mr. Elbert, whose business and home address and principal place of business is 315 Andover Lane S.E., Cedar Rapids, IA 52403, is a self-employed consultant. He serves as a director of Leasing, Investments, Financial Services and BFC.


     During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Leasing owns 81,282 shares of Common Stock of the Issuer, all of which it received from Investments on December 27, 1996, as consideration for the issuance of shares of preferred stock by Leasing to BFC. These shares had originally been issued to Leasing in 1993 as consideration for the restructuring of a lease transaction, and later transferred to BFC as part of a transaction between affiliated companies.

     Investments owns 99,185 shares of Common Stock of the Issuer and warrants for 24,000 shares of Common Stock of the Issuer. The 99,185 shares were issued to BFC as consideration for services rendered by Financial Services in connection with a private offering of securities of the Issuer in 1993, and were subsequently transferred to Investments as part of a transaction between affiliated companies. The warrants for 24,000 shares were issued

                           Page       of       Pages
                                -----    -----
in October 1996 as underwriter warrants for services rendered by Financial Services in connection with the public offering of the Issuer's securities. These warrants are not exercisable until October 21, 1997.

     Financial Services acquired 3,658 shares in 1995 in a private transaction, using working capital of Financial Services. Financial Services also owns 28,300 shares of Common Stock of the Issuer and warrants for 500 shares of Common Stock of the Issuer, all of which were purchased with working capital of Financial Services on the open market during the fourth quarter of 1996.

     On January 7, 1997, using $212,500 from its margin account at National Financial Inc. and a promissory note payable to Intellicall, Inc. in the amount of $425,000, Investment L.P. purchased from Intellicall, Inc. a one-half interest in the Issuer's note in the amount of $1,000,000 and a warrant for the issuance of 113,571 shares of Common Stock of the Issuer. Investment L. P. has exercised the warrant and now owns 113,571 shares of Common Stock of the Issuer. The margin account bears interest at the rate 7.5% per annum and is subject to standard margin rules. Investment L.P. is fully obligated for one-half of the $425,000 promissory note to Intellicall, Inc. The promissory note to Intellicall, Inc. bears interest at the rate of 10% per annum.
Interest is paid quarterly in arrears, with the first payment due March 31, 1997. Principal and all unpaid interest is due on December 31, 1997.

     On January 7, 1997, BFC purchased from Intellicall, Inc. a one-half interest in the Issuer's note in the amount of $1,000,000 and a warrant for the issuance of 113,571 shares of Common Stock of the Issuer. The consideration for the purchase from Intellicall, Inc. was $212,500, which was borrowed by BFC from Firstar Bank Cedar Rapids N.A. ("Firstar") and a promissory note payable to Intellicall, Inc. in the amount of $425,000. The Firstar loan was made on December 31, 1996, bears interest at the rate of 1.5% over prime and is due on January 31, 1997. BFC has exercised the warrant and now owns 113,571 shares of Common Stock of the Issuer. BFC is fully obligated for one-half of the $425,000 promissory note to Intellicall, Inc. The promissory note to Intellicall, Inc. bears interest at the rate of 10% per annum. Interest is paid quarterly in arrears, with the first payment due March 31, 1997.
Principal and all unpaid interest on the note to Intellicall, Inc. is due on December 31, 1997.

     The shares of Common Stock of the Issuer owned by Mr. Berthel include shares ("IRA Shares") owned by NFSC FMTC IRA SEP FBO Thomas J. Berthel and NFSC FMTC IRA FBO Thomas J. Berthel. Mr. Berthel has the sole power to vote the IRA Shares. The IRA Shares were acquired using the personal funds of Mr. Berthel.

     Deanna owns 1,545 shares of Common Stock of the Issuer and warrants for the issuance of 480 shares of Common Stock of the Issuer, all of which were acquired with Deanna's personal funds. The shares of Common Stock of the Issuer that are owned by Deanna as custodian for Paige and Brandon under the Uniform Gifts to Minors Act were acquired using the personal funds of Mr. Berthel and Deanna.

ITEM 4. PURPOSE OF TRANSACTION.

     The shares of Common Stock of the Issuer owned by the Reporting Persons, however acquired, have been acquired solely for the purpose of investment. Each of the Reporting Persons may make additional purchases of Common Stock of the Issuer depending on their own evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, general economic conditions, money and stock market

                           Page       of       Pages
                                -----    -----
conditions, and other future developments. Depending on the same factors, each of the Reporting Persons may dispose of all or part of their investment in the Common Stock of the Issuer.

     The Reporting Persons have no present intention to effect or participate in the formulation of:

           (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (b) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (d) any material change in the present capitalization or dividend policy of the Issuer;

           (e) any other material change in the Issuer's business or corporate structure;

           (f) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (g) any act or course of conduct causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (h) any act or course of conduct causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

           (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Leasing

     As of January 7, 1997, Leasing owned 81,282 shares of the Common Stock of the Issuer, all of which were contributed to Leasing on December 27, 1996 by BFC in a transaction between affiliated companies as consideration for the issuance to BFC of preferred stock of Leasing. The price at which the shares were transferred was $3.88 per share. These 81,282 shares were originally issued by the Issuer to Leasing in June 1993 as consideration for the restructuring by Leasing of a lease transaction with the Issuer, and were subsequently transferred to Investments in 1995 in a transaction between affiliated companies. The shares now owned by Leasing constitute approximately 1.9% of the total number of shares of the Common Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. Because BFC is a

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


controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Leasing.

Investments

     As of January 7, 1997, Investments owned 99,185 shares of the Common Stock of the Issuer and warrants for the issuance of 24,000 shares of Common Stock of the Issuer. The 99,185 shares were issued to Investments in 1993 as consideration for services rendered by Financial Services in connection with a private offering of securities of the Issuer. The warrants for 24,000 shares were issued on October 21, 1996, as underwriter warrants for services rendered by Financial Services in connection with the public offering of the Issuer's securities. These warrants are not exercisable by Investments until October 21, 1997. The shares owned by Investments, together with the shares to be issued upon exercise of the warrants, constitute approximately 2.9% of the total number of shares of the Common Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. Because BFC is a controlling person of Investments, BFC and Investments have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Investments.

Financial Services

     As of January 7, 1997, Financial Services owned 31,958 shares of the Common Stock of the Issuer and warrants for the issuance of 500 shares of Common Stock of the Issuer. Of the 31,958 shares owned by Financial Services, 3,658 were acquired by Financial Services in September, 1995 for $9,500 in a private transaction. The remaining 28,300 shares owned by Financial Services were acquired on the dates, in the amounts and at the average daily prices per share (excluding brokerage commissions) indicated below. All such transactions were effected in brokerage transactions on the NASDAQ Small Cap Market.


                       Date  Number of Shares  Price per Share
                       ----  ----------------  ---------------

                   10-24-96       2,000              $4.00
                   10-24-96       2,800              $4.25
                   10-28-96      15,000              $4.19
                   10-29-96       2,500              $4.06
                   10-29-96       1,000              $5.06
                   10-31-96       5,000              $3.38


     Financial Services also owns warrants for the issuance of 500 shares of Common Stock of the Issuer. These warrants were acquired on the dates, in the amounts and at the average daily prices per warrant (excluding brokerage commissions) indicated below. All such transactions were effected in brokerage transactions on the NASDAQ Small Cap Market.


                     Date  Number of Warrants  Price per Warrant
                     ----  ------------------  -----------------

                10-29-96            500               $0.01


     The shares owned by Financial Services, together with the shares to be issued upon exercise of the warrants, constitute approximately .8% of the total number of shares of the Common

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


Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. Because BFC is a controlling person of Financial Services, BFC and leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Financial Services.

Investment L. P.; Enterprises

     As of January 7, 1997, Investment L. P. owned 113,572 shares of the Common Stock of the Issuer. All of the shares owned by Investment L. P. were issued to Investment L. P. upon exercise of a warrant acquired from Intellicall, Inc. in a private transaction that was completed on January 7, 1997. Investment L.
P. has exercised the warrant and now owns 113,572 shares of Common Stock of the Issuer. The shares owned by Investment L. P. constitute approximately 2.7% of the total number of shares of the Common Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. Investment L. P. acts through its sole general partner, Enterprises. Because BFC owns one-half of the common stock of Enterprises, BFC may be a controlling person of Enterprises, and is treated as having shared power with Enterprises and Investment L.P. to vote or to direct the vote and to dispose or to direct the disposition of all of the shares owned by Investment L. P.

BFC

     As of January 7, 1997, BFC owned 113,571 shares of the Common Stock of the Issuer. All of the shares owned by BFC were issued to BFC upon exercise of a warrant acquired from Intellicall, Inc. in a private transaction that was completed on January 7, 1997. The shares owned by BFC constitute approximately 2.7% of the total number of shares of the Common Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. BFC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares owned by BFC.

Mr. Berthel; NFSC FMTC IRA SEP FBO Thomas J. Berthel and NFSC FMTC IRA FBO Thomas J. Berthel

     On January 7, 1997, NFSC FMTC IRA SEP FBO Thomas J. Berthel, a custodial Individual Retirement Account, owned 5,807 shares of Common Stock of the Issuer and warrants for 1,786 shares of Common Stock of the Issuer; and NFSC FMTC IRA FBO Thomas J. Berthel, a custodial Individual Retirement Account, owned 780 shares of Common Stock of the Issuer and warrants for 390 shares of Common Stock of the Issuer. The shares owned by NFSC FMTC IRA SEP FBO Thomas J. Berthel and NFSC FMTC IRA FBO Thomas J. Berthel constitute approximately .3% of the total number of shares of the Common Stock of the Issuer outstanding as of January 7, 1997 plus the shares that would be issued upon the exercise of the warrants described in this Schedule. Mr. Berthel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the 5,807 shares and warrants for 1,786 shares owned by NFSC FMTC IRA SEP FBO Thomas J. Berthel. Mr. Berthel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the 780 shares and warrants for 390 shares owned by NFSC FMTC IRA FBO Thomas J. Berthel. Of the shares owned by NFSC FMTC IRA SEP FBO Thomas J. Berthel, 2,235 shares of Common Stock of the Issuer were purchased at

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                                -----    -----

Mr. Berthel's direction on November 20, 1996 at $3.25 per share on the NASDAQ Small Cap Market. No other shares have been purchased within the past sixty days.

Deanna; Paige; Brandon

     On January 7, 1997, Deanna individually owned 1,545 shares of Common Stock of the Issuer and warrants for 480 shares of Common Stock of the Issuer. Of the 1,545 shares, 585 shares of Common Stock of the Issuer were purchased on November 20, 1996 at $3.25 per share on the NASDAQ Small Cap Market. Deanna has purchased no other shares individually within the past sixty days. On January 7, 1997, Deanna, as custodian for Paige, owned 2,150 shares of Common Stock of the Issuer and warrants for 440 shares of Common Stock of the Issuer. Of the 2,150 shares owned as custodian for Paige, 1,270 shares of Common Stock of the Issuer were purchased on November 20, 1996 at $3.25 per share on the NASDAQ Small Cap Market. Deanna has purchased no other shares as custodian for Paige within the past sixty days. On January 7, 1997, Deanna, as custodian for Brandon, owned 1,710 shares of Common Stock of the Issuer and warrants for 400 shares of Common Stock of the Issuer. Of the 1,710 shares owned as custodian for Brandon, 910 shares of Common Stock of the Issuer were purchased on November 20, 1996 at $3.25 per share on the NASDAQ Small Cap Market. Deanna has purchased no other shares as custodian for Brandon within the past sixty days. Deanna has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares owned by Deanna as custodian for Paige and as custodian for Brandon.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Articles and Agreement of Limited Partnership of Investment L. P. (the "Agreement") governs the relationship between Investment L. P., Enterprises as the general partner and the limited partners of Investment L. P. with respect to the securities of the Issuer. Enterprises, the general partner, has sole authority to transfer and vote the securities. The division of profits or losses of Investment L. P. are to be made in accordance with the partnership interests of the limited partners of Investment L. P. and Enterprises. The Agreement provides that Enterprises shall receive compensation for its services as general partner. Compensation is a percentage of profit of Investment L. P., determined pursuant to a formula set forth in detail in Section 7.6 of the Agreement, which is attached hereto as an Exhibit and which is incorporated herein by reference. Investment L. P., upon its dissolution, in the discretion of the general partner, may distribute shares of Common Stock of the Issuer to limited partners of Investment L. P. Except for the Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) of a nature which would be required to be disclosed pursuant to this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                                                        Beginning
                                                            at
                                                           Page:
                                                        -----------

(a) Joint Filing Agreement, dated January 16, 1997,
    between the Reporting Persons relating to the
    filing of a joint statement on Schedule 13D.
                                                           ------



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                                -----    -----

(b) Articles and Agreement of Limited Partnership
    of T. J. Berthel Investment, L. P.                     ------

(c) Promissory Note relating to the borrowing of
    funds to finance the acquisition as disclosed
    in Item 3.                                             ------


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                               ------   ------

                                 SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 1997        T. J. BERTHEL INVESTMENT, L. P.
                               By: T. J. BERTHEL ENTERPRISES, INC.
                                General Partner

                               By:
                                  -----------------------------------
                                     THOMAS J. BERTHEL, President


                               BERTHEL FISHER & COMPANY FINANCIAL
                               SERVICES, INC.

                               By:
                                  -----------------------------------
                                      DWIGHT E. WHEELAN, President

                               BERTHEL FISHER & COMPANY LEASING, INC.

                               By:
                                  -----------------------------------
                                      THOMAS J. BERTHEL, President

                               BERTHEL FISHER & COMPANY
                               INVESTMENTS, INC.

                               By:
                                  -----------------------------------
                                     JAMES D. THORP, President

                               BERTHEL FISHER & COMPANY

                               By:
                                  -----------------------------------
                                    THOMAS J. BERTHEL, President


                               --------------------------------------
                               THOMAS J. BERTHEL

                               T. J. BERTHEL ENTERPRISES, INC.

                               By:
                                  -----------------------------------
                                   THOMAS J. BERTHEL, President


                               --------------------------------------
                               DEANNA BERTHEL


                               --------------------------------------
                               DEANNA BERTHEL, as Custodian for Paige Berthel


                               --------------------------------------
                               DEANNA BERTHEL, as Custodian for Brandon Berthel


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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